                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934

                                   SYLVAN INC.
            ---------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                    871371100
            ---------------------------------------------------------
                                 (CUSIP Number)

                                 SAC Holding Co.
                       P.O. Box 1022, One Glade Park East,
                              Kittanning, PA 16201

                                 (724) 548-8101

            ---------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   Copies to:

                                Daniel L. Wessels
                              Cohen & Grigsby, P.C.
                                11 Stanwix Street
                              Pittsburgh, PA 15222
                                 (412) 297-4900

                                December 24, 2003

            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

-------------------------                            --------------------------
CUSIP NO. 871371100                                     Page 2 of 14 Pages


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         SAC Holding Co.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                             (a) [X]
                                                                            [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
              AF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS    2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  Pennsylvania
--------------------------------------------------------------------------------
      NUMBER OF                     7        SOLE VOTING POWER
        SHARES
     BENEFICIALLY                               -0-
       OWNED BY                     -------------------------------------------
         EACH                       8       SHARED VOTING POWER
      REPORTING                               537,771
        PERSON                      -------------------------------------------
         WITH                       9       SOLE DISPOSITIVE POWER
                                                -0-
                                    -------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                              537,771
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  537,771
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  10.4%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  CO

                                 SCHEDULE 13D/A

-------------------------                            --------------------------
CUSIP NO. 871371100                                     Page 3 of 14 Pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Roger H. Claypoole
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                             (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  N/A
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
--------------------------------------------------------------------------------
      NUMBER OF                     7        SOLE VOTING POWER
        SHARES                                 - 0 -
     BENEFICIALLY                   -------------------------------------------
       OWNED BY                     8       SHARED VOTING POWER
         EACH                                  - 0 -
      REPORTING                     -------------------------------------------
        PERSON                      9       SOLE DISPOSITIVEPOWER
         WITH                                  - 0 -
                                    -------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                               - 0 -
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  - 0 -
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

-------------------------                            --------------------------
CUSIP NO. 871371100                                     Page 4 of 14 Pages


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Snyder Associated Companies, Inc.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                             (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  Pennsylvania
--------------------------------------------------------------------------------
      NUMBER OF                     7        SOLE VOTING POWER
        SHARES                                  - 0 -
     BENEFICIALLY                   -------------------------------------------
       OWNED BY                     8       SHARED VOTING POWER
         EACH                                   537,771
      REPORTING                     -------------------------------------------
        PERSON                      9       SOLE DISPOSITIVE POWER
         WITH                                   - 0 -
                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                                537,771
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  537,771
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  10.4%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

-------------------------                            --------------------------
CUSIP NO. 871371100                                     Page 5 of 14 Pages

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Dennis C. Zensen
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                            (a)  [X]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  PF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS    2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
--------------------------------------------------------------------------------
      NUMBER OF                     7        SOLE VOTING POWER
        SHARES                                  45,000
     BENEFICIALLY                   -------------------------------------------
       OWNED BY                     8       SHARED VOTING POWER
         EACH                                   694,128
      REPORTING                     -------------------------------------------
        PERSON                      9       SOLE DISPOSITIVE POWER
         WITH                                    45,000
                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                               694,128
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  739,128
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  14.2%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

-------------------------                            --------------------------
CUSIP NO. 871371100                                     Page 6 of 14 Pages

         This Amendment No. 1 (this "AMENDMENT") amends the statement on
Schedule 13D filed on November 21, 2003 (the "ORIGINAL STATEMENT") by SAC Holding Co. ("SAC"), the Snyder Associated Companies, Inc. ("SNYDER") and Roger
H. Claypoole (the "ORIGINAL REPORTING PERSONS"). On or about December 24, 2003, Dennis C. Zensen joined the group previously formed by the Original Reporting Persons for the purpose of acquiring, holding, voting or disposing of securities of Sylvan Inc. (the "ISSUER"). Consequently, Mr. Zensen and the Original Reporting Persons (together, the "REPORTING PERSONS"), as a group, may be deemed, for purposes of Section 13(d) of the Exchange Act of 1934 (the "ACT") to beneficially own shares of stock beneficially owned by the other members of the group. However, this arrangement is not currently the subject of a binding agreement among the Reporting Persons.

ITEM 1.  SECURITY AND ISSUER.

         This Amendment relates to the common stock, $0.001 par value per share, of the Issuer (the "ISSUER'S COMMON STOCK"). The principal executive offices of the Issuer are located at 333 Main Street, P.O. Box 249, Saxonburg, Pennsylvania, 16056.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Amendment is being filed jointly by the Reporting Persons. The amended and restated agreement among the Reporting Persons relating to the joint filing of this Amendment is attached as Exhibit 99.1A to this Amendment.

         Information with respect to each of the Reporting Persons and any Related Person (as defined in the Original Statement) of such Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information given by or on behalf of any other Reporting Person or of any Related Person of such other Reporting Person. By their signatures on this Amendment, each of the Reporting Persons agrees that this Amendment is filed on behalf of such Reporting Persons. The Reporting Persons constitute a "group" for purposes of Section 13(d)(3) of the Act. However, the Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Amendment. The filing of this Amendment shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of the shares of the Issuer covered by this Amendment.

         Dennis C. Zensen is the chairman of the board, president, and chief executive officer of the Issuer. The Issuer is a producer and distributor of products for the mushroom industry. Mr. Zensen's business address, and the principal business address of the Issuer, is 333 Main Street, P.O. Box 249, Saxonburg, Pennsylvania, 16056. Mr. Zensen in a citizen of the United States of America.

         There have been no changes in the background, occupation or address of any Original Reporting Person since the filing of the Original Statement.

         During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Related Persons, has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                                 SCHEDULE 13D/A

-------------------------                            --------------------------
CUSIP NO. 871371100                                     Page 7 of 14 Pages


         Each member of the group may be deemed, for purposes of Section 13(d), to beneficially own shares of stock beneficially owned by each of the other members of such group. Below is information as to the shares of the Issuer's Common Stock held by each of the Reporting Persons and, to the knowledge of the Reporting Persons, the Related Persons.

         SAC beneficially owns 537,771 shares of the Issuer's Common Stock. It acquired these shares pursuant to a stock purchase agreement dated as of November 15, 2003 (the "STOCK PURCHASE AGREEMENT"), from Steel Partners II, L.P., a Delaware limited partnership, for a purchase price of $6,587,694.75, which purchase was consummated on November 17, 2003. This Stock Purchase Agreement is described in greater detail in Item 6 of the Original Statement. SAC obtained the funds for this purchase from its parent company, Snyder, which in turn obtained these funds from its available working capital.

         Snyder, as the owner of all of SAC's outstanding securities, may be deemed to beneficially own all of the 537,771 shares of the Issuer's Common Stock beneficially owned by SAC.

         Dennis C. Zensen beneficially owns 739,128 shares of the Issuer's Common Stock. He acquired 694,128 of these shares at various times, including in connection with the Issuer's organization in 1989, for an aggregate consideration of $25,625, using personal funds. Mr. Zensen holds currently exercisable options to acquire an additional 45,000 shares of Common Stock, which options were granted to him by the Issuer in connection with his services as a executive officer and director of the Issuer.

         Since the filing of the Original Statement, there have been no changes to the information contained in Item 3 of the Original Statement relating to Mark A. Snyder, Charles H. Snyder, Jr., Dennis C. Snyder, David E. Snyder or Thomas C. Snyder.

         None of the other Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other Related Persons beneficially owns any shares of the Issuer's Common Stock as of the date hereof.

ITEM 4. PURPOSE OF TRANSACTION.

         Reference is made to that certain Agreement and Plan of Merger, dated as of November 16, 2003 (the "MERGER AGREEMENT"), among the Issuer, Snyder and SAC, pursuant to which SAC will merge with and into the Issuer, with the Issuer as the surviving corporation (the "MERGER"). The Merger Agreement and the Merger are described in greater detail in Item 4 of the Original Statement.

         On or about December 24, 2003, the Reporting Persons reached an agreement in principle in connection with certain transactions (described below) related to the Merger. Specifically, the Reporting Persons agreed in principle as follows:

         - Prior to the closing of the Merger, Snyder and one or more affiliates or related individuals will make an investment in SAC, which will take the form of an equity investment and a bridge loan.

         - Mr. Zensen will have all of his shares of the Issuer cashed out in the Merger and, following the closing of the Merger, Mr. Zensen will make an equity investment in the surviving corporation.

         - Mr. Zensen and the surviving corporation will enter into an agreement pursuant to which Mr. Zensen will have the right, among other things, to sell his shares in the surviving corporation

                                 SCHEDULE 13D/A

-------------------------                            --------------------------
CUSIP NO. 871371100                                     Page 8 of 14 Pages

                  to the surviving corporation at certain times based upon a certain valuation formula that will apply if he and the surviving corporation are unable to agree upon a purchase price.

         - Mr. Zensen will maintain his position as chief executive officer of the surviving corporation and will be granted a seat on the board of directors of the surviving company as long as either (i) he remains chief executive officer or (ii) he (or members of his family) continue to own at least 50% of the stock that he initially acquires in the surviving corporation.

         - Mr. Zensen, as well as the other stockholders in the surviving corporation, would enter into a stockholders agreement which would provide the stockholders of the surviving corporation, including Mr. Zensen, with certain rights and obligations, including so-called rights of first refusal and tag-along rights, with respect to the shares of the surviving corporation.

         - Mr. Zensen would waive his rights to receive certain "change of control" compensation under that certain employment continuation agreement dated September 24, 2002 to which he would otherwise be entitled as a result of the Merger.

The specific terms and conditions of the above referenced arrangements and understanding, including the specific amount of Mr. Zensen's investment in the surviving corporation, and those of Snyder in SAC, are still being negotiated by the Reporting Persons and may change. These arrangements and understandings are not currently the subject of any binding agreement among the Reporting Persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) Pursuant to the Stock Purchase Agreement, SAC beneficially owns 537,771 shares of the Issuer's Common Stock, which constitute approximately 10.4% of the outstanding shares of the Issuer's Common Stock based upon the 5,155,131 shares outstanding on November 4, 2003, as set forth in the Issuer's most recent report on Form 10-Q for the period ended September 28, 2003. Dennis
C. Zensen beneficially owns 739,128 shares of the Issuer's Common Stock, which constitute approximately 14.2% of the outstanding shares based upon the 5,155,131 shares outstanding on November 4, 2003, as set forth in the Issuer's most recent report on Form 10-Q for the period ended September 28, 2003. Taken together, these 1,276,899 shares of the Issuer's Common Stock represent approximately 24.6% of the outstanding shares of the Issuer's Common Stock. As a result of their status as members of a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1) of the Act, each of the Reporting Persons may be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) such shares.

         In addition, (i) Mark A. Snyder, a Snyder Related Person and a SAC Related Person, beneficially owns 12,000 shares of the Issuer's Common Stock,
(ii) Charles H. Snyder, a Snyder Related Person and a SAC Related Person, beneficially owns 2,500 shares of the Issuer's Common Stock, (iii) Dennis C. Snyder, a Snyder Related Person and a SAC Related Person, beneficially owns 2,000 shares of the Issuer's Common Stock, (iv) David E. Snyder, a Snyder Related Person and a SAC Related Person, beneficially owns 25,300 shares of the Issuer's Common Stock, and (v) Thomas C. Snyder, a Snyder Related Person, beneficially owns 10,000 shares of the Issuer's Common Stock, which, when taken together with the 1,276,899 shares of the Issuer's Common Stock deemed beneficially owned by the Reporting Persons, would represent 1,328,699 shares of the Issuer's Common Stock, or approximately 25.6% of the outstanding shares of the Issuer's Common Stock, based upon the 5,155,131 shares outstanding on November 4, 2003. The filing of this Amendment and any future amendment by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an admission that any Reporting Person, or any of the Related Persons, are the beneficial owners of any

                                 SCHEDULE 13D/A

-------------------------                            --------------------------
CUSIP NO. 871371100                                     Page 9 of 14 Pages

shares of the Issuer's Common Stock in which such persons do not have a pecuniary interest.

         (b) The following table sets forth, with respect to each of the Reporting Persons and Related Persons who beneficially owns any shares of the Issuer's Common Stock, the number of shares of the Issuer's Common Stock as to which such person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition.

NAME                                    SOLE VOTING        SHARED VOTING        SOLE POWER        SHARED POWER
                                        POWER              POWER                TO DISPOSE        TO DISPOSE
SAC Holding Co.                         - 0 -              537,771              - 0 -             537,771
Snyder Associated Companies, Inc.       - 0 -              537,771              - 0 -             537,771
Roger H. Claypoole                      - 0 -              - 0 -                - 0 -             - 0 -
Dennis C. Zensen                        45,000             694,128(1)           45,000            694,128(1)
Mark A. Snyder                           2,000              10,000               2,000             10,000
Charles H. Snyder                        2,500              - 0 -                2,500             - 0 -
Dennis C. Snyder                         2,000              - 0 -                2,000             - 0 -
David E. Snyder                         15,300              10,000              15,300             10,000
Thomas C. Snyder                        - 0 -               10,000              - 0 -              10,000

(1)      Mr. Zensen's shares are owned jointly with his wife.

         (c) Other than Mr. Zensen's options to acquire 15,000 shares of the Issuer's Common Stock which vested within the past 60 days, there have been no transactions in the Issuer's Common Stock by any of the Reporting Persons or Related Persons since the filing of the Original Statement.

         (d) There have been no changes to the information contained in subsection (d) to Item 5 of the Original Statement since the filing of the Original Statement.

         (e) Subsection (e) to Item 5 of Schedule 13D is not applicable as of the date of this Amendment.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Each of the Reporting Persons has agreed in principle to act as a group in connection with the actions described in Item 4 hereof. This arrangement is not the subject of a legally binding agreement among the Reporting Persons. See Items 3 and 4 above.

         Each of the Reporting Persons is a party to an amended and restated joint filing agreement, dated as of December 24, 2003, pursuant to which such persons have agreed to file jointly any and all amendments and supplements to the Original Statement (including, without limitation, this Amendment) with the Securities and Exchange Commission ("SEC"). A copy of the amended and restated joint filing agreement is attached as Exhibit 99.1A to this Amendment and is incorporated herein by reference.

         Dennis C. Zensen has granted to each of Brian S. Belanger and Daniel L. Wessels a power of attorney, with full right of substitution, to execute and file subsequent amendments to the Original Statement (and to the amended and restated joint filing agreement) with the SEC and otherwise, which power of attorney is attached as Exhibit 24.2 to this Amendment and is incorporated herein by reference.

                                 SCHEDULE 13D/A

-------------------------                            --------------------------
CUSIP NO. 871371100                                     Page 10 of 14 Pages

         Each of the Original Reporting Persons has granted to each of Brian S. Belanger and Daniel L. Wessels a power of attorney, with full right of substitution, to execute and file amendments to the Original Statement (and to the joint filing agreement attached thereto as Exhibit 99.1) with the SEC and otherwise, which power of attorney is included on the signature page to the Original Statement and is incorporated herein by reference.

         The Reporting Persons have held, and are continuing to hold, discussions with Virgil Jurgensmeyer and Chas. A. Neal & Company regarding a potential equity stake of such persons in SAC, and in the surviving entity following the Merger, as well as board representation and similar matters. The parties have not reached an agreement with respect to these matters, and it is the position of the Reporting Persons that such persons are not members of their "group," for purposes of Section 13(d) of the Act and Rule 13d-5(b)(1) thereunder at this time.

         Except for the agreements described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or any Related Person, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 24.2      Power of Attorney

Exhibit 99.1A Amended and Restated Joint Filing Agreement, dated as of December 24, 2003

                                   SIGNATURES

         After reasonable inquiry and to the best of each Reporting Person's respective knowledge and belief, each Reporting Person certifies that the information set forth in this Amendment No. 1 to the Schedule 13D filed on November 21, 2003 is true, complete and correct.

Date: December 24, 2003.


SAC Holding Co.                           Snyder Associated Companies, Inc.

By:               *                       By:               *
    ----------------------------              --------------------------
Name:    Elmer A. Snyder                  Name:    Elmer A. Snyder
      --------------------------               -------------------------
Title:   President                        Title:   President
       -------------------------                ------------------------


                  *                       /s/ Dennis C. Zensen
--------------------------------          ------------------------------
Roger H. Claypoole                        Dennis C. Zensen



*By:     /s/ Brian S. Belanger
    ----------------------------
         Brian S. Belanger
         Attorney-in-Fact

              INDEX OF EXHIBITS TO AMENDMENT NO. 1 TO SCHEDULE 13D


Exhibit 24.2      Power of Attorney

Exhibit 99.1A Amended and Restated Joint Filing Agreement, dated as of December 24, 2003